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                                 HOLLINGER INC.

                      ADOPTS RIGOROUS GOVERNANCE POLICIES;
              MEET OR EXCEEDS CANADIAN PUBLIC COMPANY REQUIREMENTS

Toronto, Ontario, Canada, January 27, 2005 -- Hollinger Inc. ("Hollinger") (TSX:
HLG.C; HLG.PR.B) today announced that its Board of Directors unanimously adopted a set of rigorous governance policies and practice. The new policies, which are effective immediately, meet or exceed current requirements for Canadian public companies.

Included in the measures approved today are comprehensive written charters for the Board of Directors, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee as well as formal position descriptions for the Chairman of the Board and each of the Board Committees. The package also includes a Code of Business Conduct and Ethics, a Whistleblower Policy and a Policy on Related Party Transactions which requires that all related party transactions involving Hollinger to be approved by Hollinger's independent Audit Committee.

These policies were developed by outside counsel at the request of the Independent Committee of Hollinger. The policies follow from a thorough review of existing policies and procedures at Hollinger, best practices among Canadian and U.S. companies and current or proposed governance requirements and guidelines. Outside counsel responsible for the study included Carol Hansell, a partner in the law firm of Davies Ward Phillips & Vineberg LLP, and Richard Rohmer O.C., Q.C., counsel to the law firm of Rohmer and Fenn. Ms. Hansell and Mr. Rohmer were appointed by the Independent Committee in December 2004 to review Hollinger's corporate governance practices and to recommend changes. Ms. Hansell is a recognized expert and author on corporate governance and disclosure. Major General Rohmer is a former director of Hollinger and a leading corporate law and governance expert.

"We hired leading experts in corporate governance and disclosure and quickly adopted their recommendations," said Gordon Walker, Chairman of the Board and a member of the Independent Committee. "Since assuming responsibility for managing the company in November, our focus has been on demonstrating that we are committed to rebuilding Hollinger's reputation, regaining investor confidence and enhancing shareholder value. A key step in that process, in our judgment, is providing a corporate governance framework that ensures quality management and oversight policies and procedures are in place."

Commenting on the Hollinger Board's action, Carol Hansell said, "General Rohmer and I were tasked by the Independent Committee with the responsibility to recommend governance practices which bring Hollinger's practices in line not only with what is required by law, but also with what regulators have signaled they consider important. The materials we recommended to the Board and which they have today adopted meet these standards."



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"This is the latest step in a series of actions by the Independent Committee to ensure that Hollinger is in good standing among Canadian and global businesses. We have been cooperating fully with regulators, the courts and other interested parties to get to the bottom of the many complex issues facing our company," Mr. Walker commented.

"It is often said that the longest journey begins with a single step, and we recognize many more steps will be needed to complete the task ahead of us. However, the Board and management of Hollinger are justifiably proud to have taken these important steps in creating openness and transparency for our company," he concluded.


Company Background

Hollinger's principal asset is its interest in Hollinger International Inc. which is a newspaper publisher the assets of which include the Chicago Sun-Times, a large number of community newspapers in the Chicago area, a portfolio of news media investments and a variety of other assets.



Media contact:
Larry Parnell
Hill & Knowlton
416-413-4623
larry.parnell@hillandknowlton.ca



                              www.hollingerinc.com